02067890

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

RECEIVED DEC 3 0 2002 183 PROCESSING SECTION WASH. D.C.

Residential Asset Mortgage Products, Inc.	**0001099391**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, December 27, 2002 Series 2002-RS7	~~333-[illegible]~~ 333-91561
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
JAN 0 3 2003
THOMSON FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC.

By: ______________________________
Name: Michael Mead
Title: Vice President

Dated: December 27, 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

RAMP Series 2002-RS7 Trust

Mortgage Asset-Backed Pass-Through Certificates, Series 2002-RS7

$300,000,000 (Approximate)

Subject to Revision

December 18, 2002 – Revised Computational Materials

The analysis in this report is based on collateral information provided by Residential Funding Corporation (the "Seller"). The information contained herein is qualified in its entirety by the information in the prospectus and prospectus supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous such information delivered to you and will be superseded by any such information subsequently delivered and ultimately by the final prospectus and prospectus supplement relating to the securities and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion or amendment from time to time without notice, and JPMorgan is under no obligation to keep you advised of such changes. These materials have been provided to you for informational purposes only and may not be relied upon by you in evaluating the merits of investing in the securities described herein. Any investment decision with respect to the securities should be made by you based solely upon the information contained in the final prospectus and prospectus supplement relating to the securities. You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

THIS INFORMATION IS FURNISHED TO YOU BY JPMORGAN AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. JPMORGAN IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

JPMORGAN

New Issue Computational Materials

$300,000,000 (Approximate)

RAMP Series 2002-RS7 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Mortgage Asset-Backed Pass-Through Certificates, Series 2002-RS7

December 18, 2002

Expected Timing:	Pricing Date:	On or about December 19, 2002
	Settlement Date:	On or about January 3, 2003
	First Payment Date:	January 27, 2003
Structure:	Fixed Rate Mortgage Loans:	$300.0 million surety pass-through structure
	Rating Agencies:	Two of the following: • Moody's, • Standard & Poor's • Fitch Ratings

Structural Summary

December 18, 2002

RAMP Series 2002-RS7 Trust

$300,000,000 (Approximate)

Subject to Revision

Characteristics of the Certificates (1), (2), (3)

Class	*Amount ($)*	*Ratings [S&P/Moody's/Fitch]*	*Bond Type*	*Payment Delay (days)*	*Interest Accrual Basis*	*WA Life (yrs.) To Call / to Mat.*	*Pmt. Window (mos.) to Call / # of mos.*	*Exp. Mat. to Call / to Mat.*	*Final Scheduled Maturity*
A-1 (6)	300,000,000	[AAA / Aaa / AAA]	Fixed (4,5)	32	30/360	3.46/3.73	1 – 103/103	7/11 / 3/21	December 2032
A-IO	Notional	[AAA / Aaa / AAA]	Fixed	32	30/360	0.98/0.98	1 – 29/29	5/05 / 5/05	May 2005
Total	**$300,000,000**								

(1) Class sizes subject to a 10% variance.

(2) Pricing Prepayment Speed Assumption:
23% HEP (2.3% CPR in month 1, building to 23% CPR by month 10, and remaining constant at 23% CPR thereafter).

(3) Each Certificate is illustrated as priced to both (i) the 10% clean-up call of the Mortgage Loans and (ii) to the maturity of the Mortgage Loans.

(4) If the 10% clean-up call for the Mortgage Loans is not exercised, the fixed coupon on the Class A-1 Certificates will increase by 0.50% per annum on the second distribution date after the first possible call date.

(5) From January 2003 through May 2005, the pass-through rate on the Class A-1 Certificates will be equal to the lesser of the related fixed rate per annum and the weighted average of the net mortgage rates of the Mortgage Loans, adjusted for the interest payable on the Class A-IO Certificates. Thereafter, the pass-through rate on the Class A-1 Certificates will be equal to the related fixed rate per annum.

(6) The Class A-1 Certificates have been placed through reverse inquiry.

JPMorgan

Issuer:	RAMP Series 2002-RS7 Trust.
Certificates:	The Class A-1 and the Class A-IO Certificates (together, the "Class A Certificates"), are backed by first lien, fixed-rate mortgage loans (the "Mortgage Loans").
Underwriters:	J.P. Morgan Securities Inc.
Depositor:	Residential Asset Mortgage Products, Inc. ("RAMP").
Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer" or "RFC"), an indirect wholly-owned subsidiary of GMAC Mortgage Group, Inc.
Subservicer:	Primary servicing will be provided by HomeComings Financial Network, Inc. ("HomeComings") with respect to approximately 96.26% of the Mortgage Loans. HomeComings is a wholly-owned subsidiary of Residential Funding Corporation.
Certificate Insurer:	Ambac Assurance Corporation ("Ambac"), rated Aaa by Moody's and AAA by Standard & Poor's.
Trustee:	JPMorgan Chase Bank.
Prepayment Assumption:	23% HEP (2.3% CPR in month 1, building to 23% CPR by month 10, and remaining constant at 23% CPR thereafter).
Cut-Off Date:	The information presented is based upon the Cut-off Date of December 1, 2002. The weighted average mortgage loan characteristics presented herein are not expected to materially change at closing.
Distribution Dates:	25th of each month (or the next business day if such day is not a business day) commencing in January 2003.
Form of Certificates:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.
ERISA Considerations:	The Class A Certificates are expected to be ERISA-eligible.
Legal Investment:	The Certificates will not constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.
Tax Status:	One or more REMIC elections.
Optional Call:	If the aggregate principal balance of the Mortgage Loans falls below 10% of the original principal balance (the "Optional Call Date"), the Master Servicer may terminate the trust.

Credit Enhancement:

A. Ambac Wrap ("The Policy"). Ambac will guarantee: (a) interest on each class of the Class A Certificates at the related Pass-Through Rate, (b) the amount of any losses allocated to the Class A Certificates not covered by excess cash flow or overcollateralization and (c) the payment of principal on the Class A Certificates (except for the Class A-IO Certificates) by no later than the December 2032 distribution date. The Policy will not guarantee any interest shortfalls relating to the Relief Act, prepayment interest shortfalls, or any deferred interest with respect to the loans with a negative amortization feature.

B. Overcollateralization ("OC")

Initial (% Orig.)	0.00%
OC Target (% Orig.)	[1.25%]
Stepdown OC Target (% Current)	[2.50%]
OC Floor (% Orig.)	0.50%
OC Holiday	[6 months]

C. Excess Spread

- Initially equal to approximately 99 bps per annum (before losses) and is expected to be available to build OC starting on the July 2003 Distribution Date.

Interest Accrual Period:

Class A-1 and Class A-IO Certificates: the calendar month preceding the current Distribution Date on a 30/360 basis.

Pass-Through Rate:

- For the Class A-1 Certificates, interest will accrue from the January 2003 Distribution Date through the May 2005 Distribution Date at a fixed rate, equal to the lesser of (a) the respective fixed rate coupon and (b) the Adjusted Net WAC Cap, thereafter at a fixed rate, equal to the respective fixed rate coupon.
- The Pass-Through Rate on the Class A-1 Certificates will increase by 0.50% per annum for any Distribution Date on and after the second Distribution Date after the first possible Optional Call Date.
- For the Class A-IO Certificates, the coupon as described on page 13.

Adjusted Net WAC Cap:

With respect to any Distribution Date and the Certificates, the weighted average of the Net Mortgage Rates of the mortgage loans (the "Net WAC Cap"), adjusted for the interest payable to the Class A-IO Certificates from the January 2003 Distribution Date through the May 2005 Distribution Date.

Class A-IO Certificate:

The notional principal balance of the Class A-IO Certificates will be equal to the lesser of (i) the schedule found on page 13 and (ii) the aggregate principal balance of the Mortgage Loans as of the end of the preceding due period.

Weighted Average Monthly Fees: Master servicing fee and sub-servicing fee of 0.332% per annum.

The Policy Premium as stated in the underlying documents.

Net Mortgage Rate: With respect to any mortgage loan, the mortgage rate minus (a) the master servicing fee rate, (b) the sub-servicing fee rate and (c) the rate at which The Policy Premium accrues.

Compensating Interest: The Master Servicer will be required to cover prepayment interest shortfalls in full up to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans immediately preceding that Distribution Date, and (b) the sum of the Master Servicing Fee payable to the Master Servicer plus reinvestment income for such distribution date. Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distribution for Excess Cash Flow.

Principal Distributions: Available principal will be distributed to the Class A-1 Certificates until paid in full.

Priority of Payments: Payments to the certificateholders will be made from the available amount generally as follows:

(1) Distribution of interest to the Class A Certificates

(2) Distribution of principal to the Class A Certificates, other than the Class A-IO Certificates

(3) Distribution of principal to the Class A Certificates, other than the Class A-IO Certificates, to cover some realized losses

(4) Reimbursement to the certificate insurer for some prior draws made on The Policy

(5) Except on the first six distribution dates, distribution of additional principal to the Class A Certificates, other than the Class A-IO Certificates, from the excess interest on the mortgage loans, until the required level of overcollateralization is reached

(6) Payment to the Class A Certificates with respect to prepayment interest shortfalls

(7) Distribution of any remaining funds to the non-offered certificates

Advances:

The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan. Advances are required to be made only to the extent they are deemed by the master servicer to be recoverable from related late collections, insurance proceeds or liquidation proceeds.

Collateral Description:

The Mortgage Loans will consist of first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $300,004,214 as of the Cut-off Date.

The Negotiated Conduit Asset Program:

The mortgage loans included in the trust were acquired and evaluated under Residential Funding's "Negotiated Conduit Asset Program" or NCA program. The NCA program includes mortgage loans that do not meet the guidelines for Residential Funding's standard securitization programs. Examples include mortgage loans with greater debt-to-income ratios, mortgage loans with a combination of higher LTV for reduced documentation type, or mortgage loans with a combination of higher LTV for the credit grade.

Residential Funding's standard programs are identified as follows:

- Jumbo A program, under which Residential Funding purchases "A quality," non-conforming mortgage loans, which are then securitized under the RFMSI shelf.

- Expanded Criteria program, under which Residential Funding purchases mortgage loans to "A quality" borrowers whose collateral characteristics differ from conforming and jumbo guidelines, which are then securitized under the RALI shelf.

- Home Solution program, under which Residential Funding purchases first lien mortgage loans with LTV's up to 107 and for which the related borrowers may have limited cash, may not want to take cash out of their investments, or may want to finance the full value of the home plus closing costs, which are then securitized under the RAMP-RZ shelf.

- AlterNet program, under which Residential Funding purchases mortgage loans with characteristics that do not meet traditional "A quality" credit requirements, which are then securitized under the RASC shelf.

In addition, the NCA program includes mortgage loans, identified as "Seasoned Loans," that were included in mortgage pools previously securitized by affiliates of Residential Funding. These mortgage loans may not conform to Residential Funding's current underwriting criteria or documentation requirements.

RAMP Series 2002-RS7 – Collateral Characteristics (Mortgage Loans)
Summary Report

Principal Balance	$300,004,213.86
Number of Mortgage Loans	1,819

	Average	Minimum	Maximum
Original Principal Balance	$165,288	$28,500	$1,600,000

	Weighted Average	Minimum	Maximum
Original Term (mos)	330	120	360
Remaining Term to Maturity (mos)	328	118	360
Age (mos)	2	0	103
Mortgage Rate	7.726%	4.875%	12.100%
Loan-to-Value Ratio	86.19%	15.00%	107.00%
Credit Score	677	502	809

Lien Position	% of Loan Group
1st Lien	100.00%

Occupancy	% of Loan Group
Primary Residence	92.37%
Second/Vacation	1.30%
Non-Owner Occupied	6.33%

Documentation	% of Loan Group
Full Documentation	29.90%
Reduced Documentation	70.10%

Servicing	% of Loan Group
Homecomings	96.26%

Delinquency	% of Loan Group
Current	100.00%
30 to 59 Days Delinquent	0.00%

Exception Category	% of Loan Group
Expanded Criteria Exceptions (RALI)	75.85%
Alternet Exceptions (RASC)	10.85%
Jumbo A Exceptions (RFMSI)	7.79%
Home Solution Exceptions (RAMP-RZ)	5.49%
Seasoned Loans	0.02%

Loan Purpose	% of Loan Group
Purchase	63.86%
Equity Refinance	26.17%
Rate/Term Refinance	9.97%

Property Type	% of Loan Group
Single Family Detached	70.03%
PUD (detached)	20.37%
2 to 4 Family Units	6.10%
Condo Low-Rise	2.42%
PUD (attached)	0.38%
Condo High-Rise	0.35%
Manufactured Home	0.20%
Townhouse	0.06%
Condo Mid-Rise	0.06%
Townhouse (2 to 4 Family Units)	0.04%

Percent of Pool with Prepayment Penalty	51.23%

Credit Score Distribution of the Mortgage Loans

Range of Credit Scores	Number of Loans	Current Principal Balance	% of Current Principal Balance
500 to 519	7	$615,948	0.21%
520 to 539	6	324,625	0.11
540 to 559	3	225,034	0.08
560 to 579	19	2,032,840	0.68
580 to 599	47	6,318,713	2.11
600 to 619	116	16,565,610	5.52
620 to 639	305	49,035,626	16.34
640 to 659	276	43,243,500	14.41
660 to 679	269	47,074,472	15.69
680 to 699	236	40,939,268	13.65
700 to 719	201	34,288,405	11.43
720 to 739	129	22,439,633	7.48
740 to 759	90	16,208,671	5.40
760 >=	112	20,279,135	6.76
Subtotal with Credit Scores:	**1,816**	**$299,591,482**	**99.86%**
Not Available (1)	3	412,732	0.14
Total:	**1,819**	**$300,004,214**	**100.00%**

(1) Mortgage Loans indicated as having a Credit Score that is "not available" include mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor.

Original Mortgage Loan Principal Balances of the Mortgage Loans

Original Mortgage Amount ($)	Number of Loans	Current Principal Balance	% of Current Principal Balance
<= 100,000	525	$38,920,371	12.97%
100,001 to 200,000	859	122,222,555	40.74
200,001 to 300,000	253	60,799,542	20.27
300,001 to 400,000	114	39,738,958	13.25
400,001 to 500,000	41	18,336,546	6.11
500,001 to 600,000	12	6,561,443	2.19
600,001 to 700,000	6	3,838,828	1.28
800,001 to 900,000	2	1,636,770	0.55
900,001 to 1,000,000	5	4,878,529	1.63
1,400,001 to 1,500,000	1	1,472,228	0.49
1,500,001 >=	1	1,598,445	0.53
Total:	**1,819**	**$300,004,214**	**100.00%**

Mortgage Rates of the Mortgage Loans

Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
4.500 to 4.999	1	$196,408	0.07%
5.000 to 5.499	2	677,784	0.23
5.500 to 5.999	20	5,484,479	1.83
6.000 to 6.499	110	31,478,292	10.49
6.500 to 6.999	167	32,451,660	10.82
7.000 to 7.499	235	37,791,015	12.60
7.500 to 7.999	407	65,573,018	21.86
8.000 to 8.499	387	60,738,021	20.25
8.500 to 8.999	261	40,622,406	13.54
9.000 to 9.499	86	9,824,492	3.27
9.500 to 9.999	103	11,635,020	3.88
10.000 to 10.499	21	2,023,848	0.67
10.500 to 10.999	11	759,198	0.25
11.000 to 11.499	7	698,214	0.23
12.000 to 12.499	1	50,357	0.02
Total:	**1,819**	**$300,004,214**	**100.00%**

Net Mortgage Rates of the Mortgage Loans

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
4.500 to 4.999	2	$374,752	0.12%
5.000 to 5.499	15	4,913,881	1.64
5.500 to 5.999	74	22,272,818	7.42
6.000 to 6.499	150	31,847,797	10.62
6.500 to 6.999	225	38,672,952	12.89
7.000 to 7.499	359	58,793,597	19.60
7.500 to 7.999	439	67,421,654	22.47
8.000 to 8.499	290	44,926,280	14.98
8.500 to 8.999	127	15,904,394	5.30
9.000 to 9.499	95	10,597,996	3.53
9.500 to 9.999	28	2,985,286	1.00
10.000 to 10.499	9	722,573	0.24
10.500 to 10.999	5	519,878	0.17
11.500 to 11.999	1	50,357	0.02
Total:	**1,819**	**$300,004,214**	**100.00%**

Original Loan-to-Value Ratios of the Mortgage Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance	% of Current Principal Balance
0.01 to 50.00	41	$8,820,878	2.94%
50.01 to 55.00	10	2,081,830	0.69
55.01 to 60.00	14	2,566,078	0.86
60.01 to 65.00	23	5,115,207	1.71
65.01 to 70.00	46	11,185,327	3.73
70.01 to 75.00	88	18,770,387	6.26
75.01 to 80.00	368	70,129,463	23.38
80.01 to 85.00	48	6,568,524	2.19
85.01 to 90.00	221	35,100,572	11.70
90.01 to 95.00	653	101,897,473	33.97
95.01 to 100.00	250	30,564,664	10.19
100.01 to 110.00	57	7,203,812	2.40
Total:	**1,819**	**$300,004,214**	**100.00%**

Geographical Distribution of Mortgaged Properties of the Mortgage Loans

State	Number of Loans	Current Principal Balance	% of Current Principal Balance
Florida	307	$42,092,499	14.03%
Illinois	184	32,848,948	10.95
California	107	28,953,207	9.65
Arizona	106	17,805,344	5.94
New York	77	17,028,122	5.68
New Jersey	77	14,699,284	4.90
Texas	119	14,524,353	4.84
Virginia	63	13,064,904	4.35
Michigan	67	9,452,692	3.15
Georgia	59	9,442,375	3.15
Massachusetts	35	9,236,529	3.08
Other (1)	618	90,855,957	30.28
Total:	**1,819**	**$300,004,214**	**100.00%**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Mortgage Loans

Loan Purpose	Number of Loans	Current Principal Balance	% of Current Principal Balance
Purchase	1,188	$191,578,810	63.86%
Equity Refinance	462	78,521,579	26.17
Rate/Term Refinance	169	29,903,825	9.97
Total:	**1,819**	**$300,004,214**	**100.00%**

Occupancy Types of the Mortgage Loans

Occupancy	Number of Loans	Current Principal Balance	% of Current Principal Balance
Primary Residence	1,603	$277,104,837	92.37%
Non Owner-occupied	196	19,004,652	6.33
Second/Vacation	20	3,894,724	1.30
Total:	**1,819**	**$300,004,214**	**100.00%**

Mortgaged Property Types of the Mortgage Loans

Property Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Single-family detached	1,340	$210,079,003	70.03%
Planned Unit Developments (detached)	330	61,112,252	20.37
Two- to four-family units	86	18,297,389	6.10
Condo Low-Rise (less than 5 stories)	44	7,254,129	2.42
Planned Unit Developments (attached)	7	1,150,493	0.38
Condo High-Rise (9 stories or more)	3	1,050,061	0.35
Manufactured Home	5	590,639	0.20
Townhouse	1	187,349	0.06
Condo Mid-Rise (5 to 8 stories)	2	170,746	0.06
Townhouse (2 to 4 family units)	1	112,152	0.04
Total:	**1,819**	**$300,004,214**	**100.00%**

Mortagage Loan Documentation Types of the Mortgage Loans

Documentation Type	Number of Loans	Current Principal Balance	% of Current Principal Balance
Limited	1,277	$210,294,044	70.10%
Full Documentation	542	89,710,170	29.90
Total:	**1,819**	**$300,004,214**	**100.00%**

Prepayment Penalty Terms of the Mortgage Loans

Prepayment Penalty Term	Number of Loans	Current Principal Balance	% of Current Principal Balance
None	795	$146,310,616	48.77%
12 Months	361	66,514,967	22.17
24 Months	20	2,194,545	0.73
36 Months	354	45,920,536	15.31
60 Months	286	38,406,280	12.80
Other (1)	3	657,270	0.22
Total:	**1,819**	**$300,004,214**	**100.00%**

(1) Other includes prepayment penalty terms that are not 0, 12, 24,36 or 60 months but not more than 60 months.

Class A-IO Notional Balance *

Period	Notional Balance
1	277,500,000
2	256,800,000
3	237,800,000
4	220,100,000
5	203,800,000
6	188,600,000
7	174,500,000
8	161,600,000
9	149,600,000
10	138,500,000
11	128,100,000
12	118,700,000
13	109,800,000
14	101,600,000
15	94,100,000
16	87,100,000
17	80,600,000
18	74,600,000
19	69,000,000
20	63,900,000
21	59,100,000
22	54,800,000
23	50,600,000
24	46,900,000
25	43,400,000
26	40,200,000
27	37,200,000
28	34,400,000
29	31,900,000
30 and thereafter	0

**Assumes a fixed coupon of [2.0]%*

Sensitivity Analysis

To 10% Call

Fixed HEP	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Class A-1						
Yield @ 100.00 (30/360)	4.510	4.477	4.457	4.436	4.414	4.391
Avg. Life (yrs)	18.43	6.44	4.56	3.46	2.77	2.29
Mod. Duration (yrs)	11.64	5.12	3.83	3.02	2.47	2.08
Window	1 - 341	1 - 184	1 - 136	1 - 103	1 - 82	1 - 67
Class A-IO						
Yield @ 1.75112 (30/360)	4.750	4.750	4.750	4.750	4.750	4.750
Mod. Duration (yrs)	0.77	0.77	0.77	0.77	0.77	0.77

Sensitivity Analysis

To Maturity

Fixed HEP	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Class A-1						
Yield @ 100.00 (30/360)	4.510	4.496	4.482	4.467	4.448	4.428
Avg. Life (yrs)	18.49	6.87	4.89	3.73	2.99	2.47
Mod. Duration (yrs)	11.65	5.30	4.01	3.19	2.62	2.21
Window	1 - 358	1 - 332	1 - 277	1 - 219	1 - 179	1 - 147
Class A-IO						
Yield @ 1.75112 (30/360)	4.750	4.750	4.750	4.750	4.750	4.750
Mod. Duration (yrs)	0.77	0.77	0.77	0.77	0.77	0.77

Sensitivity of Class A-IO Certificates to Prepayments

To Call

CPR	50%	60%	61%	62%	63%	64%
Yield @ 1.75112 (30/360)	4.750	4.750	4.750	4.421	2.090	(0.844)

Contacts

North American ABS and Conduits

		Phone
NY:	Chris Schiavone	834-5372
	Tom Roh	834-5936
	Philip Li	834-5033
	Phillip Chun	834-5435
	Darya Zhuk	834-5308

Syndicate/Sales Desk

		Phone
NY:	Brian McDonald	834-4154
	Randall Outlaw	834-4154
	Stacey Mitchell	834-4154
	Jens Hofmann	011-44-207-779-2322

Asset-Backed Trading

		Phone
NY:	Peter Basso	834-3720
	John Lennon	834-3720

Please Direct
All Questions and Orders to the:
Syndicate Desk

Brian McDonald (x4-4154)
Randall Outlaw (x4-4154)